Phone:	(212) 885-5436
Fax:	(917) 332-3817
Email:	ejacque@blankrome.com

October 17, 2018

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Alison White

Re:	RiverPark Funds Trust

Registration Statement on Form N-14
File Number: 333-227107

Dear Ms. White:

On behalf of the RiverPark Funds Trust (the “Fund”), this letter is in response to the comments received on October 12, 2018 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s pre-effective amendment to its registration statement on Form N-14 filed on October 10, 2018 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

1.	Pursuant to Item 3(b) of Form N-14, please either state throughout the disclosure that the Reorganization is taxable or state that it is tax-free and provide a tax opinion.

RESPONSE: The Fund has updated the disclosure to discuss that the Reorganization will be tax-free and will file the required tax opinion as an exhibit to the Form N-14.

2.	If you include discussion that the Reorganization is taxable then please include the fact that it is a taxable Reorganization as a draw-back to its consummation.

RESPONSE: The Fund has included disclosure that the Reorganization will be tax-free, and, as a result, the Fund is not aware of any draw-backs to the Reorganization.

3.	Either include disclosure under Items 4(a), 8, 9(a), (b) and (d), 11, and 12 of Form N-1A or incorporate by reference by attaching the Form N-1A to the N-14 and mailing it to the investors.

RESPONSE: The Fund has updated the disclosure to specifically incorporate by reference the information responsive to Items 4(a), 9(a), (b) and (d), 11, and 12 of Form N-1A and will be attaching and mailing the N-1A to all investors. The Fund has also added the following disclosure to address Item 8 of Form N-1A:

If you purchase New Fund shares through a broker-dealer or other financial intermediary (such as a bank), the New Fund and its related companies may pay the intermediary for the sale of New Fund shares and related services. These payments may create conflicts of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the New Fund over another investment. Ask your financial planner or visit your financial intermediary’s website for more information. An investment in the New Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

4.	Please add the statement “or at the time the fee was waived” in footnotes 3 and 4 of the Fee Table, which discusses the waiver recapture.

RESPONSE: The Fund has added the following disclosure:

(3)	RiverPark has agreed contractually to waive its fees and to absorb expenses of the Interval Fund to the extent necessary to ensure that ordinary operating expenses (excluding interest, brokerage commissions, dividends on short sales and interest expense on securities sold short, acquired fund fees and expenses and extraordinary expenses) do not exceed certain percentages of the Interval Fund’s average net assets. The Interval Fund has agreed to repay RiverPark in the amount of any fees waived and expenses absorbed, subject to certain limitations that: (1) the reimbursement is made only for fees and expenses incurred not more than three years prior to the date of reimbursement; and (2) the reimbursement may not be made if it would cause the annual expense limitation in effect at the time of the reimbursement or at the time the fee was waived to be exceeded. The expense limitation for the Interval Fund, expressed as a percentage of average net assets, is 1.00%.

(4)	RiverPark has agreed contractually to waive its fees and to absorb expenses of the New Fund to the extent necessary to ensure that ordinary operating expenses of each class (excluding interest, brokerage commissions, dividends on short sales and interest expense on securities sold short, acquired fund fees and expenses and extraordinary expenses) do not exceed certain percentages of the New Fund’s average net assets. The New Fund has agreed to repay RiverPark in the amount of any fees waived and expenses absorbed, subject to certain limitations that: (1) the reimbursement is made only for fees and expenses incurred not more than three years prior to the date of reimbursement; and (2) the reimbursement may not be made if it would cause the annual expense limitation in effect at the time of the reimbursement or at the time the fee was waived to be exceeded. The expense limitation for the Institutional Class of the New Fund, expressed as a percentage of net assets, is 1.00%. This expense limitation agreement will remain in place for at least one year from the date hereof.

5.	Please delete all references to the Retail Class shares.

RESPONSE: The Fund has deleted all reference to the Retail Class shares.

6.	In the preamble to the Expense Example, please include a statement that the Example reflects the fee waiver only for the period the waiver is in place.

RESPONSE: The Fund has added the following disclosure:

The Example reflects the fee waiver only for the period the waiver is in place.

7.	In the Portfolio Manager disclosure, please provide a statement that the SAI provides additional information regarding the portfolio manager’s ownership of securities in the Fund and provide said information in the SAI pursuant to Item 10(a)(2) of Form N-1A.

RESPONSE: The Fund has added the following disclosure:

The Reorganization SAI, which is incorporated by reference to this Prospectus/Proxy Statement, provides additional information about the Portfolio Manager’s compensation, other accounts managed by the Portfolio Manager, and the Portfolio Manager’s ownership of securities in the Fund.

8.	In the Proxy Card, please put the following sentence in bold font: “If no such direction is made, the said proxies will vote FOR Proposal 1, and in their discretion with respect to such other matters as may properly come before the Special Meeting of Shareholders, in the interest of the RiverPark Fund.”

RESPONSE: The Fund has put the sentence “If no such direction is made, the said proxies will vote FOR Proposal 1, and in their discretion with respect to such other matters as may properly come before the Special Meeting of Shareholders, in the interest of the RiverPark Fund” in bold font as requested by the Staff. Please see Exhibit A hereto.

9.	In the Q&A section, please reinsert the question regarding the tax consequences of the transaction.

RESPONSE: The Fund has added the following disclosure in the Q&A section:

Q.	What are the U.S. federal income tax consequences of the Reorganization?
A.	In general, for U.S. federal income tax purposes, no gain or loss will be recognized by shareholders as a result of the Reorganization. For more information, please see “Information about the Reorganization — U.S. Federal Income Tax Consequences of the Reorganization” on page [ ].

10.	Please update a stray reference to the Reorganization being consummated by October 31, 2018.

RESPONSE: The Fund has updated the disclosure to read that the Reorganization will be consummated on or around November 15, 2018.

10.	Please delete any left-over references to the Fund paying for “customary” expenses.

RESPONSE: The Fund has updated the disclosure to take out the references to “customary” expenses and has stated throughout the disclosure that the Fund will pay “all” costs and expenses relating to the Reorganization.

*********************

Please be advised that the revisions noted herein will be reflected in the pre-effective amendment to Form N-14 to be filed on October 17, 2018.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5436.

Sincerely,

/s/ Elena Jacque Elena Jacque

EXHIBIT A

RIVERPARK FLOTAING RATE CMBS FUND

PROXY CARD FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 9, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of RiverPark Floating Rate CMBS Fund (the "RiverPark Fund") hereby constitutes and appoints Morty Schaja and Paul Genova, or any of them, the action of a majority of them voting to be controlling, as proxy of the undersigned, with full power of substitution, to vote all shares of beneficial interest of the RiverPark Fund standing in his or her name on the books of the RiverPark Fund at the Special Meeting of Shareholders of the RiverPark Fund to be held at 156 West 56th St, 17th Floor, New York, NY 10019, on November 9, 2018 at 5:00 p.m., Eastern Time, or at any adjournment thereof, with all the powers which the undersigned would possess if personally present, as designated on the reverse hereof.

The undersigned hereby revokes any proxy previously given and instructs the said proxies to vote in accordance with the instructions with respect to (1) to approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the RiverPark Fund to, and the assumption of all liabilities of the RiverPark Fund by, the RiverPark Floating Rate CMBS Fund, a newly created series of the RiverPark Funds Trust (the “New Fund”), in exchange for shares of the New Fund, which would be distributed by the RiverPark Fund to the holders of its shares pro rata, based on the number of RiverPark Fund shares held, in complete liquidation of the RiverPark Fund; and (2) to transact such other business as may properly come before the Special Meeting or any postponements or adjournments thereof.

This proxy, when properly executed, will be voted in the manner directed herein by the shareholder. If no such direction is made, the said proxies will vote FOR Proposal 1, and in their discretion with respect to such other matters as may properly come before the Special Meeting of Shareholders, in the interest of the RiverPark Fund.

(Continued and to be dated and signed on reverse side)

SPECIAL MEETING OF SHAREHOLDERS OF

RIVERPARK FLOATING RATE CMBS FUND

NOVEMBER 9, 2018

PLEASE DATE, SIGN AND MAIL YOUR PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE.

THE BOARD OF TRUSTEES RECOMMENDS A VOTE "FOR" PROPOSAL 1 (THE APPROVAL OF THE PROPOSED MERGER OF THE RIVERPARK FUND WITH AND INTO THE NEW FUND) AND "FOR" PROPOSAL 2.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

1.	to approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the RiverPark Fund to, and the assumption of all liabilities of the RiverPark Fund by, the RiverPark Floating Rate CMBS Fund, a newly created series of the RiverPark Funds Trust (the “New Fund”), in exchange for shares of the New Fund, which would be distributed by the RiverPark Fund to the holders of its shares pro rata, based on the number of RiverPark Fund shares held, in complete liquidation of the RiverPark Fund.

FOR	AGAINST	ABSTAIN
/ /	/ /	/ /

2.	To transact such other business as may properly come before the Special Meeting or any postponements or adjournments thereof.

FOR	AGAINST	ABSTAIN
/ /	/ /	/ /

Your proxy is important to assure a quorum at the Special Meeting of Shareholders, whether or not you plan to attend the meeting in person. You may revoke this proxy at anytime, and the giving of it will not affect your right to attend the Special Meeting of Shareholders and vote in person.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

SIGNATURE OF SHAREHOLDER	DATE

SIGNATURE OF SHAREHOLDER	DATE

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.